UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Foamex International Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class Securities)

344123203

(CUSIP Number)

D. E. Shaw Laminar Portfolios, L.L.C.

Attn:  Compliance Department

120 West Forty-Fifth Street

Floor 39, Tower 45

New York, NY 10036

212-478-0000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communication)

Copies to:

Richard J. Cooper

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

April 1, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 344123203		Page 1 of 4
	1	Name of Reporting Person. D. E. Shaw Laminar Portfolios, L.L.C.
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
	3	SEC Use Only
	4	Source of Funds (See Instructions) WC
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 5,722,156
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 5,722,156
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,722,156
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 24.4%(1)
	14	Type of Reporting Person (See Instructions) OO

(1) For the calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person, 23,487,004 was used as the total amount of outstanding shares of Common Stock of the Issuer (which amount was made available to the public in the Issuer’s Form 10-Q dated November 13, 2007).

CUSIP No. 344123203		Page 2 of 4
	1	Name of Reporting Person. D. E. Shaw & Co., L.P.
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
	3	SEC Use Only
	4	Source of Funds (See Instructions) AF
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 5,724,806
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 5,724,806
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,724,806
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 24.4%(1)
	14	Type of Reporting Person (See Instructions) IA, PN

(1) For the calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person, 23,487,004 was used as the total amount of outstanding shares of Common Stock of the Issuer (which amount was made available to the public in the Issuer’s Form 10-Q dated November 13, 2007).

CUSIP No. 344123203		Page 3 of 4
	1	Name of Reporting Person. D. E. Shaw & Co., L.L.C.
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
	3	SEC Use Only
	4	Source of Funds (See Instructions) AF
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 5,722,156
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 5,722,156
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,722,156
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11) 24.4%(1)
14	Type of Reporting Person (See Instructions) OO

(1) For the calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person, 23,487,004 was used as the total amount of outstanding shares of Common Stock of the Issuer (which amount was made available to the public in the Issuer’s Form 10-Q dated November 13, 2007).

CUSIP No. 344123203	Page 4 of 4
1	Name of Reporting Person. David E. Shaw
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 5,724,806
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 5,724,806
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,724,806
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13	Percent of Class Represented by Amount in Row (11) 24.4%(1)
14	Type of Reporting Person (See Instructions) IN

(1) For the calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person, 23,487,004 was used as the total amount of outstanding shares of Common Stock of the Issuer (which amount was made available to the public in the Issuer’s Form 10-Q dated November 13, 2007).

 AMENDMENT NO. 7 TO SCHEDULE 13D

This Amendment No. 7 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 20, 2006, as amended by Amendment No. 1 to Schedule 13D, dated as of July 19, 2006, Amendment No. 2 to Schedule 13D, dated as of October 13, 2006, Amendment No. 3 to Schedule 13D, dated as of November 30, 2006, Amendment No. 4 to Schedule 13D, dated as of February 14, 2007, Amendment No. 5 to Schedule 13D, dated as of August 23, 2007, and Amendment No. 6 to Schedule 13D, dated as of February 20, 2008 (as amended, the “Schedule 13D”).  Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.  Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

This Amendment No. 7 is being filed to report that, as further described below, on April 1, 2008, D. E. Shaw Laminar Portfolios, L.L.C. (“Laminar”) and certain other Significant Equityholders (as defined below) entered into an Equity Commitment Agreement (the “Equity Commitment Agreement”) with Foamex International Inc. (the “Company”), and each of Laminar and the other Significant Equityholders, entered into Put Option Agreements (collectively, the “Put Option Agreements”) with the Company.

The Reporting Persons may be deemed to be members of a group with the other Significant Equityholders within the meaning of Rule 13d-5(b) with respect to their interests in equity securities of the Company.  However, the Reporting Persons hereby expressly disclaim (i) the existence of, and any membership in, any group for purposes of Section 13(d) of the Act with any other Significant Equityholder and (ii) any beneficial ownership of securities held by any person or entity (including any other Significant Equityholder) other than the shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”) beneficially owned by the Reporting Persons.

According to the Company’s most recent quarterly report on Form 10-Q for the period ended September 30, 2007, filed on November 13, 2007, the total number of shares of Common Stock outstanding as of November 6, 2007 was 23,487,004 shares.  The aggregate number of shares of Common Stock beneficially owned by the Significant Equityholders is approximately 8,085,035 shares.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby supplemented as follows:

On April 1, 2008, the Company entered into the Equity Commitment Agreement with each of Laminar, Sigma Capital Associates, LLC (“Sigma”), CGDO, LLC (as agent and on behalf of Chilton Global Distressed Opportunities Master Fund, L.P.) (“CGDO”), and Q Funding III L.P. (together with CGDO, “Chilton” and, collectively with Laminar and Sigma, the “Significant Equityholders”).

Pursuant to the Equity Commitment Agreement, the Company will carry out a rights offering (the “Rights Offering”) to existing holders of Common Stock, and, concurrently with the Rights Offering, an offering of shares of its Common Stock (the “Second Lien Offering” and, together with the Rights Offering, the “Offerings”) to the lenders under the Second Lien Term Credit Agreement (the “Second Lien Agreement”), dated as of February 12, 2007, among the Company, Foamex L.P., the lenders from time to time party thereto and Bank of America, N.A., as Administrative Agent.

The Rights Offering

In connection with the Rights Offering, which will be for $115.0 million, the Company will issue to each record holder of Common Stock a non-transferable right to purchase shares of Common Stock for each share of Common Stock owned by such holder on a record date (to be determined) in exchange for a cash payment. The purchase price of shares of Common Stock in the Rights Offering will be $0.65 per share (the “Rights Offering Price”). The Company will file a Registration Statement on Form S-1 with the SEC with regard to the shares of Common Stock issuable pursuant to the Rights Offering. In order for the Company to commence the Rights Offering, the SEC must declare such registration statement effective.

Second Lien Offering

Pursuant to the Second Lien Offering, the lenders under the Second Lien Agreement may purchase shares of Common Stock, with the purchase price being satisfied with an assignment to the Company, on a dollar-for-dollar basis and at par, of outstanding loans under the Second Lien Agreement (at the principal amount of the loan being assigned). The purchase price per share in the Second Lien Offering shall be the same as the Rights Offering Price. The Company will file a Registration Statement on Form S-1 with the SEC to register the shares of Common Stock issuable pursuant to the Second Lien Offering. In order for the Company to commence the Second Lien Offering, the SEC must declare such registration statement effective.

Early Participation Shares

As part of the Offerings, the Company will issue additional shares of Common Stock (“Early Participation Shares”) to each person (other than the Significant Equityholders) that participates in the Rights Offering or the Second Lien Offering within the first seven days of the commencement of the Offerings. Any such person will receive a number of Early Participation Shares equal to 2% of the number of shares of Common Stock being validly acquired by such person through the exercise of rights in the Rights Offering and/or the submission of loans in the Second Lien Offering during such seven-day period.

Put Option Agreements

Pursuant to the Equity Commitment Agreement, the Company has entered into the Put Option Agreements with each of the Significant Equityholders pursuant to which, subject to certain conditions, the Company may require the Significant Equityholders to purchase an aggregate of $100.0 million of Common Stock at a price per share equal to the Rights Offering Price to the extent such Significant Equityholders did not do so in the Rights Offering or the Second Lien Offering. The maximum aggregate purchase price pursuant to the Put Option Agreement entered into between the Company and Laminar is $80.0 million, subject to increase in certain circumstances. The Offerings and the Company’s rights under the Put Option Agreements are subject to certain cutback provisions discussed below. To the extent that Sigma’s or Chilton’s obligations under their respective Put Option Agreements are reduced as a result of such cutback provisions, Laminar has agreed that its obligations under its Put Option Agreement shall be increased by the amount of any such reductions. The put options expire on the earlier of (i) seven business days after the expiration of the Offerings and (ii) March 31, 2009. For the avoidance of doubt, the obligations under the Put Option Agreements shall not terminate until all required funding has occurred in accordance with the terms thereof.

In addition, under the Put Option Agreements, to the extent the Company does not receive gross cash proceeds equal to an aggregate of $15.0 million from the issuance of Company securities pursuant to the Equity Commitment Letters, dated as of February 13, 2008, from each of Laminar, Goldman, Sachs & Co. and Sigma (the “Equity Commitment Letters”), Laminar, and Sigma have agreed to exercise a sufficient number of rights in the Rights Offering to ensure that the sum of the gross proceeds from the issuance of Company securities under the Equity Commitment Letters and the net proceeds of the exercise of rights by Laminar and Sigma pursuant to this sentence equals $15.0 million.

In consideration for entry into the Equity Commitment Agreement and the Put Option Agreements, Laminar is entitled to receive an aggregate premium of $6,900,000, payable in shares of Common Stock at a price per share equal to the Rights Offering Price. The dollar amount of this premium amount payable to Laminar will be reduced by an amount equal to any premium actually paid to Laminar under its Equity Commitment Letter.

Cutbacks

The rights issued in connection with the Rights Offering to any Company stockholder that is not a Five Percent Stockholder (as defined in the Equity Commitment Agreement) as of April 1, 2008 shall not be exercisable to the extent such exercise, after taking into account any shares of Common Stock to be issued to such stockholder (or, to the extent such stockholder is a member of a group, such group) in connection with the Second Lien Offering or as Early Participation Shares would result of in such stockholder or group, as applicable, owning in excess of 4.9% of the Company’s Common Stock for purposes of Section 382 of the Internal Revenue Code of 1986, as amended (“Section 382”).

The number of shares of Common Stock issuable in the Second Lien Offering is subject to reduction if the issuance thereof would result in the Company undergoing a cumulative “ownership change” of 49.5% within the meaning of Section 382. Pursuant to the amendment to the Second Lien Agreement, if a reduction is made in the number of shares of Common Stock to be issued in the Second Lien Offering, such reduction will be applied pro rata (as a percentage reduction in the number of shares of Common Stock sought to be purchased) to all lenders who have purchased shares of Common Stock in the Second Lien Offering (including any Significant Equityholders). However, this cutback provision shall not apply to the extent it would cause the Offerings to result in gross proceeds (including the principal amount of loans assigned pursuant to the Second Lien Offering) to the Company therefrom to be less than $135.0 million.

Finally, to the extent that Sigma or Chilton would be entitled to receive shares of Common Stock pursuant to the Offerings or their respective Put Option Agreements (including, without limitation, pursuant to their put option premiums) that would result in beneficial ownership of Common Stock by such entity and its affiliates equal to or exceeding 10.0% and 5.0%, respectively, such entity’s obligations under its Put Option Agreement shall be reduced to prevent such entity’s (together with its affiliates) beneficial ownership from exceeding such percentage.

Item 7.	Material to be filed as Exhibits

Exhibit 1 Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated October 24, 2007.

Exhibit 2 Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated October 24, 2007.

Exhibit 3           Equity Commitment Agreement, dated April 1, 2008, among Foamex International Inc. and D. E. Shaw Laminar Portfolios, L.L.C., Sigma Capital Associates, LLC, CGDO, LLC (as agent on behalf of Chilton Global Distressed Opportunities Master Fund, L.P.) and Q Funding III, L.P.

Exhibit 4 Put Option Agreement, dated April 1, 2008, by and between Foamex International Inc. and D. E. Shaw Laminar Portfolios, L.L.C.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated October 24, 2007, granted by David E. Shaw in favor of Anne Dinning, Rochelle Elias, Julius Gaudio, John Liftin, Louis Salkind, Stuart Steckler, Maximilian Stone and Eric Wepsic are attached hereto as Exhibit 1 and Exhibit 2 and incorporated herein by reference.

Dated: April 4, 2008

D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.
By:	D. E. SHAW & CO., L.L.C.,
as managing member

By: /s/ Rochelle Elias
Name: Rochelle Elias Title: Chief Compliance Officer

D. E. SHAW & CO., L.P.

By:	/s/ Rochelle Elias
Name: Rochelle Elias Title: Chief Compliance Officer

D. E. SHAW & CO., L.L.C.

By:	/s/ Rochelle Elias
Name: Rochelle Elias Title: Chief Compliance Officer

DAVID E. SHAW
By:	/s/ Rochelle Elias
Name: Rochelle Elias Title: Attorney-in-Fact for David E. Shaw